For immediate release:

INDOSAT REPORTS FIRST QUARTER 2006

OPERATING AND FINANCIAL RESULTS WITH LIMITED REVIEW REPORT

NET INCOME GREW BY 36% YEAR ON YEAR

Jakarta, 30 May 2006 PT Indosat Tbk (“Indosat” or “the Company”) released its consolidated first quarter 2006 operational and financial results with limited review report by the Independent Auditor.  The Company recorded operating revenues and operating income for the period ended 31 March 2006 amounting to Rp2,899.6 billion and Rp848.4 billion respectively. Net income was recorded as Rp383.9 billion. Purwantono, Sarwoko & Sandjaja, a member of Ernst & Young Global is the Company’s independent auditor.

For the period ended 31 March 2006, cellular, multimedia, internet and data communication (MIDI), and fixed telecommunication services contributed 74.9%, 15.7%, and 9.4% to operating revenues, respectively.

The financial statements were prepared in accordance with the Indonesian Generally Accepted Accounting Principles.

Financial Results Summary (For Period Ended 31 March)

In Billion Rp	2005	2006	(%) Change
Operating Revenues	2,815.9	2,899.6	3.0%
Operating Expense	1,960.7	2,051.2	4.6%
Operating Income	855.2	848.4	-0.8%
Net Income	282.8	383.9	35.8%

EBITDA1) EBITDA Margin	1,613.0 57.3%	1,684.9 58.1%	4.5% 0.8%

1)

EBITDA means earning before interest, amortization of goodwill, non-operating income and expense, income tax expense and depreciation as computed under Indonesian GAAP.

Operational Results Summary (For Period Ended 31 March)

Description	2006	2005	(%) Change
Cellular
Total Cellular Subscribers (subs)	10,189,255	12,956,180	27.2%
International Direct Dialing
Total Traffic (000 minutes)	233,409	271,604	16.4%
Multimedia, Data Communications and Internet
International High Speed Leased Circuit (cct/64K)	3,534	6,222	76.1%
Domestic High Speed Leased Circuit (cct/64k)	23,661	39,944	68.8%

Indosat had also posted some positive developments in first quarter 2006 and recently.

We fully repaid the principal and interest of Series A and Series B of the First Indosat Bond in Year 2001 which was due on 12 April 2006 (“Repayment”). This repayment reduces the Company’s interest expenses by around Rp172 billion per annum, starting from the second quarter of 2006.

In mid April 2006, we launched a new marketing initiative to enhance our mid-end prepaid brand and cellular services.

To keep up with technology enhancement, Indosat participated in 3G spectrum tender performed by Communication and Information Ministry. Through the tender, Indosat has won the 3G spectrum and have paid upfront fee of Rp320 billion. Indosat has been rolling out the 3G network in Jakarta and Surabaya and expected to launch the services in the second half of 2006.

Starting from December 2005, the regulator required all operators to conduct mandatory prepaid registration to be completed by April 28, 2006. Customers can register their number by sending SMS to 4444, visiting our website, calling our customer service representatives or walking in to our galleries. However, regulator has extended the registration period with several policies. As of May 17, 2006, we have registered 11.02 million or 88.16% of our total subscribers.

Recently, Indosat launched Fixed Wireless Access (FWA) service StarOne for Batam and Pekanbaru area. The service is intended to provide more alternative telecommunication services to the public, for people in the area of Batam and Pekanbaru, in addition to the existing coverage in Jakarta, Surabaya, Medan and surrounding areas. This Fixed Wireless Access services, which is based on wireless access network with the technology CDMA (Code Division Multiple Access) 2000 1x is designed to meet the demands of the society for telecommunication with affordable tariff and complete features, such as voice service, SMS, and data with limited mobility.

About Indosat

Indosat is a leading telecommunication and information provider that provides: cellular (Mentari, Matrix and IM3), IDD (IDD 001, IDD 008 and FlatCall 016), and fixed telecommunication services (StarOne), Multimedia, Data communications and Internet (MIDI). Indosat's shares are listed on the Jakarta and Surabaya Stock Exchange (JSX: ISAT) and its American Depository Shares are listed on the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Telp : 62-21-3869614

Fax : 62-21-3804045

E-mail: investor@indosat.com

Website: www.indosat.com

Public Relations Division

Telp : 62-21-3869625

Fax : 62-21-3812617

E-mail : publicrelations@indosat.com

Website :  www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any part of the offering in the United States.